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DAVID C. WRIGHT DIRECT DIAL: 804-788-8638 EMAIL: dwright@hunton.com

FILE NO: 60878.1

August 3, 2005

VIA EDGAR

Ms. Karen J. Garnett
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Windrose Medical Properties Trust Form S-3 filed May 25, 2005 File No. 333-125213

Dear Ms. Garnett:

As counsel to Windrose Medical Properties Trust, a Maryland real estate investment trust (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-3 (File No. 333-125213) (the “Registration Statement”), and the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter to Mr. Frederick L. Farrar of the Company, dated June 7, 2005.

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your June 7, 2005 comment letter, and is followed by the corresponding response of the Company. All page references in responses are to pages of the marked version of Amendment No. 1.

We have provided to you and Jennifer Gowetski a courtesy copy of this letter and two courtesy copies of Amendment No. 1 filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to the Registration Statement filed with the Commission

Karen J. Garnett
August 3, 2005

on May 25, 2005. Such changes have been made in response to the Staff’s comments. Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

Throughout this letter, the words “Company” or “Windrose” refer to Windrose Medical Properties Trust and its subsidiaries, unless otherwise stated or the context requires otherwise.

1.	We note that you appear to be registering an at the market offering of your common shares pursuant to Rule 415(a)(4) and that your proposed maximum aggregate offering price is $19,261,791. We further note that the aggregate market value of your voting stock held by non-affiliates was $163,925,175 as of February 28, 2005 as stated in Amendment No. 2 to your Form 10-K/A filed May 20, 2005. Pursuant to Rule 415(a)(4), the amount of securities registered for an at the market offering must not exceed 10% of the aggregate market value of a registrant’s outstanding voting stock held by non-affiliates. Please advise or revise your registration statement accordingly.

Response: The Company supplementally advises the Staff that it is registering up to 1,200,000 common shares of beneficial interest, $0.01 par value per share (the “Shares”). The Shares may be sold in one or more offerings, including “at the market” offerings as defined in Rule 415(a)(4) under the Securities Act. The Company further advises the Staff that pursuant to Rule 415(a)(4), the proposed maximum offering price of the Shares to be sold in “at the market” offerings cannot exceed $19,250,418, or 10% of the aggregate market value of the Company’s outstanding voting stock held by non-affiliates, calculated as of a date within 60 days prior to the date of filing the Registration Statement, which was May 25, 2005.

On April 22, 2005, the number of common shares held by non-affiliates of the Company was 13,594,928 shares. The closing sale price of the Company’s common shares on the New York Stock Exchange on April 22, 2005 was $14.16. Accordingly, the aggregate market value of the Company’s common shares held by non-affiliates, as of April 22, 2005, was $192,504,180. Because Rule 415(a)(4) under the Securities Act limits the maximum offering price of common shares sold in “at the market” offerings to 10% of this value, the Company may sell the Shares for up to $19,250,418 in “at the market” offerings.

In response to the Staff’s comment, the Company has revised the Calculation of Registration Fee Table, the explanatory note to the Registration Statement and the cover page, page iii and page 48 to the Base Prospectus contained in the Registration Statement.

Karen J. Garnett

August 3, 2005

2.	Please be advised that we are monitoring the above registration statement to ensure compliance with the outstanding comments on your Form 10-K that is currently being reviewed by staff.

Response: The Company respectfully acknowledges the Staff’s comment. The Company respectfully advises the Staff that the comments to the Company’s Form 10-K for the year ended December 31, 2004 have been cleared, as evidenced by a letter from the Staff to the Company, dated June 20, 2005.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 804-788-8638.

Very truly yours,

/s/ David C. Wright

David C. Wright

cc:	Ms. Jennifer Gowetski Mr. Fred S. Klipsch Mr. Frederick L. Farrar Mr. Daniel R. Loftus